

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Alex Genin
President
First Capital International, Inc.
5829 W Sam Houston Pkwy N, Suite 405
Houston, Texas 77041

   Re: First Capital International, Inc.
     Registration Statement on Form 10-12G
     Filed October 28, 2021
     File No. 000-26271

Dear Mr. Genin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed on October 28, 2021

Cautionary Note Regarding Forward-Looking Statements, page 1

1. On page 11, you disclose that your common stock will likely be deemed a "penny stock." As such, please revise to remove references Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbors for forward-looking statements provided by these sections are not available to issuers of penny stocks.

The Company's officers and directors may allocate time to other businesses activities, page 8

2. We note your disclosure that your management is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to your affairs. Please revise to provide an estimate of the number of hours per week that Alex Genin anticipates devoting to your affairs.

<u>Exhibits</u>

3.   Please ensure you file all of the exhibits required by Item 601 of Regulation S-K. For example, please file the certificate of designation for your Series A Convertible Preferred Stock.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Axelrod, Esq.